EXHIBIT (d)

Securities of the Registrant Outstanding

as of June 30, 2016.

The following table shows at June 30, 2016, the amount of contract maturities of the Corporation’s outstanding indebtedness maturing over the next five years and for subsequent years. The face value of maturing paper is used in the maturity structure.

Outstanding Indebtedness of QTC (Face Value)

Maturity Analysis

	0-3 months	3-12 months	1-5 years	Over 5 years	Total
	(in A$ millions)
Offshore Debt(1)	800	—	925	348	2,072
Domestic Debt(2)(3)	5,501	3,746	40,472	364,300	86,019

Total	$6,300	$3,746	$41,397	$364,648	$88,091

(1)	These totals have been translated into Australian dollars at a rate of exchange applicable at the balance date and do not include the net effect of currency swaps and forward currency contracts. They include US$600 million outstanding under the Corporation’s United States and European Commercial Paper Facilities as at June 30, 2016 (2015: US$213 million) and US$809 million outstanding under the Corporation’s United States and European Euro Medium-Term Note Facilities as at June 30, 2016 (2015: US$768 million).
(2)	Maturities are included at face value.
(3)	These totals include A$5,056 million outstanding under the Corporation’s Australian dollar Treasury note facility as at June 30, 2016 (2015: A$4,900 million).

Other Guaranteed Debt and Contingent Liabilities

Under the provisions of the Statutory Bodies Financial Arrangements Act 1982 (as amended by the Statutory Bodies Financial Arrangements Amendment Act 1996 and the Statutory Bodies Financial Arrangements Amendment Regulations), financial arrangements entered into by a statutory body may be guaranteed by the Treasurer on behalf of the Government of Queensland. That legislation also preserves similar guarantees given under legislation that it replaced. In addition, the Industrial Development Act 1963 preserves guarantees of borrowings of other bodies made under the Statutory Bodies Financial Arrangements Act 1982. Guarantees are also given in respect of borrowings made by Co-operative Housing Societies which on-lend funds for home purchase.

The Queensland Government also guarantees all insurance policies issued prior to December 1, 1996 by the Suncorp Insurance and Finance Corporation (“Suncorp”). Suncorp, together with Suncorp Building Society and Queensland Industry Development Corporation, merged with Metway Bank Limited with effect from December 1, 1996. Pursuant to the provisions of the State Government Institution and Metway Merger Facilitation Act 1996, all insurance policies (principally concerning life insurance, general insurance and superannuation) issued by Suncorp prior to December 1, 1996 will continue to be guaranteed by the Queensland Government.

(d)-1

Exchange Rate of the Australian Dollar

Exchange rates for the major currencies in which debt of Queensland Treasury Corporation and Queensland is denominated, expressed as an Australian dollar against the foreign currency equivalent, are shown in the table below:

Currency Year average	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16
US Dollar	0.9890	1.0316	1.0273	0.9184	0.8372	0.7285
Japanese Yen	82.08	81.13	89.84	92.79	95.54	85.01
Swiss Franc	0.9413	0.9262	0.9675	0.8307	0.7892	0.7135
Pounds Sterling	0.6214	0.6513	0.6550	0.5653	0.5305	0.4917
Euro	0.7248	0.7710	0.7949	0.6771	0.6961	0.6564
NZ Dollar	1.3049	1.2832	1.2496	1.1065	1.0757	1.0907

Source: DataStream.

(d)-2